PROMISSORY NOTE

US$:   Date of Issuance:

FOR VALUE RECEIVED, HIS ONLY SON FILMS LLC, a Delaware limited liability company (the "Company"), hereby promises to pay to the order of _____ (the "Holder"), the principal sum of US$_____, being the Holder's original investment amount *plus* a "preferred return" of 20%, in accordance with this Note and that certain Note Purchase Agreement (the "Note Purchase Agreement"), dated as of [_____], by and among the Company and the other Holders party thereto as "Investors." Interest will not accrue on the principal amount of this Note.

Capitalized terms used but not otherwise defined in this Promissory Note (this "Note") have the meanings given such terms in the Note Purchase Agreement. This Note is one of the "Notes" referred to in, and evidences indebtedness incurred under, the Note Purchase Agreement, to which reference is made for a description of this Note.

WHEREAS, the Holder has agreed to make a loan to the Company on the terms and conditions set forth in this Note and the Note Purchase Agreement, to be used by the Company for the purpose of raising capital for the prints & advertising ("P&A") related to the Company's film, *His Only Son* (the "Film").

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein, the Company and the Holder hereby agree as follows:

1. Payment; Maturity Date. All payments will be made in lawful money of the United States of America at the principal office of the Company, or at such other place as the Holder may from time to time designate in writing to the Company. The Company may prepay the principal amount of this Note in whole or in part at any time or from time to time without penalty or premium by paying the principal amount to be prepaid. In consideration of the Holder's agreement to provide the principal amount herein, the Company shall pay to the Holder, on or before the earlier of the earliest dates when such amounts are available to be repaid out of the Gross Receipts of the Film, but in any event no later than the date which is the earlier of (x) twelve (12) months after the initial theatrical release of the Film and (y) December 31, 2024 (such date, the "Maturity Date"). For purposes of this Note, "Gross Receipts" shall mean any and all monies paid or payable to the Company, derived from the production, distribution and/or exploitation of the Film, after deducting, offsetting and/or paying any and all fees payable to third party theaters in connection with the Film's theatrical release.

2. Security. This Note is a general unsecured obligation of the Company.

3. Priority. This Note is subordinated in right of payment to all current and future indebtedness of the Company for borrowed money (whether or not such indebtedness is secured) to banks, commercial finance lenders or other institutions regularly engaged in the business of lending money (excluding venture capital, investment banking or similar institutions and their affiliates, which sometimes engage in lending activities but which are primarily engaged in investments in equity securities) (the "Senior Debt"). The Company hereby agrees, and by accepting this Note, the Holder hereby acknowledges and agrees, that so long as any Senior Debt is outstanding, upon notice from the holders of such Senior Debt (the "Senior Creditors") to the Company that an event of default, or any event which the giving of notice or the passage of time or both would constitute an event of default, has occurred under the terms of the Senior Debt (a "Default Notice"), the Company will not make, and the Holder will not receive or retain, any payment under this Note. Nothing in this paragraph will preclude or prohibit the Holder from receiving and retaining any payment hereunder

unless and until the Holder has received a Default Notice (which will be effective until waived in writing by the Senior Creditors) or from converting this Note or any amounts due hereunder into Equity Securities.

4. Amendments and Waivers. No term of this Note may be waived, modified, or amended except by an instrument in writing signed by both parties. Any waiver of the terms hereof shall be effective only in the specific instance and for the specific purpose given.

5. Successors and Assigns. This Note applies to, inures to the benefit of, and binds the respective successors and assigns of the parties hereto; *provided, however*, that the Company may not assign its obligations under this Note without the written consent of the Holder. This Note shall inure to the benefit of and be binding upon the parties and their permitted assigns.

6. Officers and Directors not Liable. In no event will any officer or director of the Company be liable for any amounts due and payable pursuant to this Note.

7. Choice of Law. This Note, and all matters arising out of or relating to this Note, whether sounding in contract, tort, or statute will be governed by and construed in accordance with the internal laws of the State of Delaware, without giving effect to the conflict of laws provisions thereof to the extent such principles or rules would require or permit the application of the laws of any jurisdiction other than those of the State of Delaware.

[signature page follows]

IN WITNESS WHEREOF, the Company has executed this Note as of the date set forth above.

HIS ONLY SON FILMS LLC

By: _____

Name:

Title: Manager